January 26, 2023

VIA EDGAR U.S. Securities and Exchange Commission Division of Corporate Finance Office of Energy & Transportation Washington, D.C. 20549 Attention: John Coleman and Craig Arakawa
Re:	Vista Gold Corp

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 24, 2022

File No. 001-09025

On behalf of Vista Gold Corp. (the “Company”), this correspondence responds to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in your letter dated January 12, 2023, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed February 24, 2022 (the “2021 Form 10-K”). Set forth below are the responses of the Company.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 2021 Form 10-K unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the 2021 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2021, Filed February 24, 2022

Item 2. Properties, page 28

1.	We note your response to comment 1 and comment 2 and partially reissue the comments. We are unable to locate the point of reference used when estimating mineral resources in the footnotes to your resource table, as stated in your response. Please advise.

RESPONSE: The Company acknowledges the Staff’s comment and the requirement to state the point of reference used when estimating mineral resources.

In a revised technical report summary (see below) and future filings, the Company will include the relevant point of reference used when estimating mineral resources in the footnotes to the Statement of Mineral Resources.

The following table presents the mineral resources exclusive of mineral reserves as of December 31, 2021, as requested in your December 14, 2022 letter, and has been modified to include the addition of Note 2 to address your foregoing

Securities and Exchange Commission

January 26, 2023

Comment 1 regarding the point of reference. This table and associated notes will replace Table 1-2 in Section 1.5 and Table 11-1, which appears in Sections 11.1 and 22.2 of the technical report summary.

Statement of Mineral Resources Estimates

	000s)	g/t)		000s)	g/t)		000s)	g/t)
	BATMAN DEPOSIT			HEAP LEACH PAD			QUIGLEYS DEPOSIT
	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)
Measured (M)	–	–	–	–	–	–	594	1.15	22
Indicated (I)	10,816	1.76	613	–	–	–	7,301	1.11	260
Measured & Indicated	10,816	1.76	613	–	–	–	7,895	1.11	282
Inferred (F)	61,323	0.72	1,421	–	–	–	3,981	1.46	187

NOTES:

1.	Measured & indicated resources exclude proven and probable reserves.
2.	The Point of Reference for the Batman and Quigleys mineral resource estimates is in situ at the property. The Point of Reference of the Heap Leach mineral resource estimate is the physical Heap Leach pad at the property.
3.	Batman and Quigleys resources are quoted at a 0.40g Au/t cut-off grade. Heap Leach resources are the average grade of the heap, no cut-off applied.
4.	Batman: Resources constrained within a US$1,300/oz gold WhittleTM pit shell. Pit parameters: Mining Cost US$1.50/tonne, Milling Cost US$7.80/tonne processed, G&A Cost US$0.46/tonne processed, G&A/Year 8,201 K US4, Au Recovery, Sulfide 85%, Transition 80%, Oxide 80%, 0.2g Au/t minimum for resource shell.
5.	Quigleys: Resources constrained within a US$1,300/oz gold WhittleTM pit shell. Pit parameters: Mining cost US$1.90/tonne, Processing Cost US$9.779/tonne processed, Royalty 1% GPR, Gold Recovery Sulfide, 82.0% and Ox/Trans 78.0%, water treatment US$0.09/tonne, Tailings US$0.985/tonne.
6.	Differences in the table due to rounding are not considered material. Differences between Batman and Quigleys mining and metallurgical parameters are due to their individual geologic and engineering characteristics.
7.	Rex Bryan of Tetra Tech is the QP responsible for the Statement of Mineral Resources for the Batman, Heap Leach Pad and Quigleys deposits.
8.	Thomas Dyer of RESPEC is the QP responsible for developing the resource WhittleTM pit shell for the Batman Deposit.
9.	The effective date of the Heap Leach, Batman and Quigleys resource estimate is December 31, 2021.
10.	Mineral resources that are not mineral reserves have no demonstrated economic viability and do not meet all relevant modifying factors.

In further response to the Staff’s Comments 1 and 2 from the December 14, 2022 letter, the revised technical report summary will delete figures and tables that include grade-tonnage information for mineral resources that were presented inclusive of proven and probable reserves. This includes the following deletions:

Section	Deletion
1.5	Figure 1-4
11.3.1	Figure 11-16
11.5.2	Figure 11-21
11.5.2	Table 11-14
11.5.2	Table 11-15
11.6	Figure 11-22

Exhibits

96.1, page 82

2.	We note your response to comment 3 and we reissue the comment. We are unable to locate the required qualified person opinions in the sections of your technical report summary that you referenced in your

Securities and Exchange Commission

January 26, 2023

response. Please advise. In your response please tell us when you will file the revised technical report summary.

RESPONSE: The Company acknowledges the Staff’s comment and will include the qualified person opinions, to be included with a revised technical report summary, as required under Items 601(b)(96)(iii)(B)(10)(v) and 17(vi) of Regulation S-K.

Regarding Item 601(b)(96)(iii)(B)(10)(v), the opinion of the qualified person will be included in the revised technical report summary in the opening paragraphs of Sections 10 and 14. The opinions will state:

Deepak Malhotra, Ph.D., the metallurgical QP, is of the opinion that the metallurgical data collected between 2011 and 2021, metallurgical test programs conducted between 2011 and 2021, conclusions derived at based on the metallurgical test programs, and the designed mineral processing flow sheet are adequate and have been completed to a FS level of study.

Regarding Item 601(b)(96)(iii)(B)(17)(vi), the opinions of the qualified persons will be included in the revised technical report summary as an additional paragraph at the opening of Section 17. The opinions will state:

Amy L. Hudson, Ph.D., CPG, SME RM, April Hussey, P.E., and Vicki J. Scharnhorst, P.E., LEED AP are the QPs for Section 17.  Each of these QPs are of the opinion, for their respective portions of this Section as defined in Section 26 of this report, that since the Project has obtained its EIS, EPBC, and MMP permits it qualifies as adequate with regard to environmental studies, permitting and plans, negotiations, or agreements with local individuals or groups for use in a FS level of study.

The authors of the technical report summary have been requested to revise the technical report summary to address the comments provided by the Staff in the letters dated December 14, 2022 and January 12, 2023. The Company anticipates filing an amended annual report on Form 10-K/A with updated Item 2. property disclosure and Item 7. management’s discussion and analysis of financial condition and results of operations – to reflect changes in the resource tables from Comment 1 above and to file as an exhibit thereto the revised technical report summary promptly upon acknowledgement that the Staff has finished its review and has no further comments. The cover page of the revised technical report summary will retain the original Effective Date and Issue Date, but include the addition of: Amended Date: [Month Day, Year]

3.	We note your response to comment 4 and we reissue the comment. Capital and operating costs are required to be within the prescribed ranges and the accuracy and contingency should be disclosed as required by Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K. Please revise to consistently report the accuracy and contingency of your cost estimates. In your response please tell us when you will file the revised technical report summary.

RESPONSE: The Company acknowledges the Staff’s comment and will revise the technical report summary in relevant sections as noted below, which include (marked for changes):

1.13.1Capital Cost Estimates

~~LoM capital cost requirements are estimated at US$1,555 million as summarized in Table 1 9.  Initial capital of US$892 million is required to commence operations.  At the end of operations, the Project will receive an estimated US$37 million credit for asset sales and salvage.~~

As summarized in Table 1-9, project capital requirements are estimated at US$1,426 million.  This capital estimate has a +/- 15% level of accuracy.  To these capital costs, a 9.1% contingency has been applied resulting in capital of US$1,555 million.

Securities and Exchange Commission

January 26, 2023

18.1Capital Cost

~~LoM capital cost requirements are estimated at US$1,555 million as summarized in Table 18 2.  Initial capital of US$892 million is estimated to be required to commence operations.  At the end of operations, the Project will receive a US$37 million credit for remaining asset sales and salvage (reference Table 19 13).~~

As summarized in Table 18-2, project capital requirements are estimated at US$1,426 million.  This capital estimate has a +/- 15% level of accuracy.  To these capital costs, a 9.1% contingency has been applied resulting in capital of US$1,555 million.

19.3Capital Costs

As summarized in Table 19-4, project capital requirements are estimated at US$1,426 million.  This capital estimate has a +/- 15% level of accuracy.  To these capital costs, a 9.1% contingency has been applied resulting in capital of US$1,555 million.  Initial capital of US$892 million is estimated to be required to commence operations.  Sustaining capital of US$663 million is required over the LoM and accounts for capitalized stripping in the open pit, mine equipment additions and replacements, and tailings dam raises.

See our response to Comment 2 regarding timing for filing the revised technical report summary.

* * * * * * *

In responding to the Staff’s comments, the Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

We appreciate your comments and hope that we have adequately addressed them with the foregoing response. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 720-981-1185.

Sincerely,

Vista Gold Corp.

/s/ Douglas Tobler

Douglas L. Tobler

Chief Financial Officer